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                             September 6, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street
       Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2022
                                                            File No. 333-256339

       Dear Mr. Gilbertie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

       Amendment to Form S-1 filed August 24, 2022

       General

   1. Refer to your response to comment 1. Please tell us how you considered whether the transaction effecting
the transfer of assets to the New Fund will be registered or exempt under the Securities
Act. Please also:
                                                            describe the
"long-term business goals" furthered by transferring sponsorship of the
                                                             Fund from the
Sponsor to Toroso in sufficient detail so that a prospective investor can evaluate how
your goals, objectives, and strategy may impact an investment in
 Sal Gilbertie
Teucrium Commodity Trust
September 6, 2022
Page 2
           the Fund; and
             disclose in an appropriate place that the transaction may require registration (or an exemption), an amendment to the Fund's existing listing standards, and receipt of other regulatory approvals and how you will inform shareholders that the definitive transaction has been consummated.
What Are The Risk Factors Involved With An Investment In The Fund?
Risk of Volatility
The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares., page 27

2. Refer to your response to comment 25 from our letter dated June 30, 2022. Please update this risk factor by quantifying any significant single day price declines that have occurred since September 7, 2021.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                              Sincerely,
FirstName LastNameSal Gilbertie
                                                              Division of
Corporation Finance
Comapany NameTeucrium Commodity Trust
                                                              Office of Finance
September 6, 2022 Page 2
cc:       Tom Conner
FirstName LastName